UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number 333-70363
CUSIP Number 243662111

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	March 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transaction Period Ended:		(Not Applicable)

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DeCrane Holdings Co.
Full Name of Registrant

(Not Applicable)
Former Name if Applicable

c/o Credit Suisse First Boston / DLJ Merchant Banking Partners II, L.P. Eleven Madison Avenue
Address of Principal Executive Office (Street and Number)

New York, NY 10010
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment A.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard J. Kaplan	310	725-9123
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment B.

DeCrane Holdings Co.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2003	By	/s/ Richard J. Kaplan
Richard J. Kaplan
Chief Financial Officer and
Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

FORM 12b-25

DeCrane Holdings Co.

Notification of Late Filing (NT Form 10-Q)

Attachments

Attachment A

As we reported in the Company’s Form 10-K for the year ended December 31, 2002, we entered into a definitive agreement to sell our Specialty Avionics Group on March 14, 2003 and received requisite lender approval to permit the sale on March 28, 2003.  We have been working arduously to consummate the sale, which we expect will be consummated shortly, and in any event, prior to June 30, 2003.  Please see our Annual Report on Form 10-K for additional information regarding the sale and a discussion of the impact a failure to complete the sale by June 30, 2003 would have on the Company.

As a result of the considerable time and effort required to effect consummation of the sale as promptly as possible and prepare financial statements and disclosures reflecting the impact of the pending sale, it is not possible for us to complete the Company’s Form 10-Q for the three months ended March 31, 2003 in a timely manner without unreasonable effort or expense.  Accordingly, we plan to file the Company’s Form 10-Q not later than May 20, 2003.

Attachment B

The Company’s Specialty Avionics Group will be reflected as a discontinued operation in the March 31, 2003 financial statements.  As required by generally accepted accounting principles, the prior period will be reclassified to conform to the 2003 presentation.  To the best of our knowledge and belief, we expect the Company to report results of operations for the three months ended March 31, 2003 as shown in the table below.

		March 31, 2002
(In thousands)	March 31, 2003	As Reclassified	Previously Reported

Revenues	$41,900	$60,819	$86,163
Gross profit	10,997	16,438	25,715
Loss before cumulative effect of change in accounting principle	—	—	(984)
Loss from continuing operations	(5,027)	(3,502)	—
Loss from discontinued operations	(5,730)	(36,804)	—
Cumulative effect of change in accounting principle	—	(17,828)	(57,150)
Net loss	(10,757)	(58,134)	(58,134)

The decrease in revenues and gross profit for 2003 from 2002 levels results primarily from the continuing adverse impact on our businesses of the weak global economic and aerospace industry conditions.

The $57,150,000 cumulative effect of change in accounting principle reflects a charge for the impairment of goodwill, as of January 1, 2002, in accordance with the transitional provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.”  As required by generally accepted accounting principles, $39,322,000 of the charge pertaining to the Specialty Avionics Group was reclassified to loss from discontinued operations.